AB 6/20



12061686

SECURI[...]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 29 2012

Washington DC 405

SEC FILE NUMBER
8- 23919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST HONOLULU SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 FORT STREET MALL SUITE 950
(No. and Street)

HONOLULU (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY KOWAL (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET (Address) SUITE 432 HONOLULU (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHERLIN LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST HONOLULU SECURITIES, INC., as of MARCH 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOLEEN M. ENGLISH
NOTARY
96-123
PUBLIC
STATE OF HAWAII

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public STATE OF HAWAII
Joleen M. English My commission expires: Oct. 10, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: May 23, 2012 **# Pages:** 17
Notary Name: Joleen M. English **First Circuit**
Doc. Description: SEC Annual Audited Report Form X-17A-5 Part III for First Honolulu Sec. Inc.YE 3/31/12

Notary Signature — Date 5/24/12
NOTARY CERTIFICATION



JOLEEN M. ENGLISH
NOTARY
96-123
PUBLIC
STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: March 31, 2012

FIRST HONOLULU SECURITIES, INC.
(Name of Respondent)

900 Fort Street Mall, Suite 950, Honolulu, Hawaii 96813
(Address of principal executive office)

Sherlin Lee
Chief Financial Officer
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, Hawaii 96813
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2012

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Honolulu Securities, Inc.

I have audited the accompanying Statement of Financial Condition of First Honolulu Securities, Inc., (the Company) as of March 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu Securities, Inc., as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

May 23, 2012

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	11,210
Receivable from clearing broker		2,132
State franchise tax refund receivable		3,426
Stock and bond inventory at market value		593,475
Accrued interest on bond inventory		7,158
Prepaid expenses		3,153
Total current assets		620,554
Property and equipment: Net of accumulated depreciation of $42,734		2,299
Other assets:		
Rental deposit		3,405
Total assets	**$**	**626,258**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	854
Commissions payable		24,873
Loan payable to clearing broker		188,812
Total current liabilities		214,539
Stockholders' equity:		
Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6490 shares are in the treasury		1,100
Additional paid-in capital		56,665
Retained earnings		671,411
Less: Cost of treasury stock		(317,457)
Total stockholders' equity		411,719
Total liabilities and stockholders' equity	**$**	**626,258**

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2012

Revenues:		
Commissions and net investment gains and losses	$	482,128
Interest		44,746
		526,874
Expenses:		
Commissions, employee compensation and benefits		434,028
Interest		25,172
Depreciation		1,580
Rent		61,636
Legal fees		6,974
State excise tax		4,641
Other operating expenses		81,311
		615,342
Net loss before income tax		(88,468)
State franchise tax refund		(3,426)
Net income	$	(85,042)

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2012

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stock-holders' Equity
Balance at April 1, 2011	1,100	56,665	756,453	(317,457)	496,761
Net Income			(85,042)		(85,042)
Balance at March 31, 2012	$ 1,100	$ 56,665	$ 671,411	$ (317,457)	$ 411,719

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED MARCH 31, 2012

Balance, April 1, 2011	$ -0-
Balance, March 31, 2012	$ -0-

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2012

Cash flows from operating activities:		
Cash received from customers	22,489,516	
Cash paid to suppliers and customers	(22,585,756)	
Interest received	54,398	
Net cash used by operating activities		$ (41,842)
Cash used by investing activities:		
Purchase of fixed Assets	(543)	
Net cash used by investing activities		$ (543)
Net increase in cash and cash equivalents		(42,385)
Cash and cash equivalents at April 1, 2011		53,595
Cash and cash equivalents at March 31, 2012		$ 11,210

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments (not inventory) with maturities of three months or less to be cash equivalents.

Reconciliation of Net Income to Net cash
Used by Operating Activities

Net Loss		$ (85,042)
Adjustments to Net Income to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation	1,580	
Decrease in inventory and accrued interest	457,360	
Increase in accounts receivable	(2,132)	
Increase in prepaid expenses and other assets	(4,257)	
Decrease in current liabilities	(409,351)	
Total adjustments		43,200
Net cash flows from operating activities		$ (41,842)

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2012

1. Organization and Nature of Business.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the brokerage, investment advisory and asset management business in the State of Hawaii. As of August of 2011 the Company terminated its investment advisory and asset management business and gave up its investment advisory registration.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000. The firm changed its clearing broker during the month of March 2012 from Mesirow Financial, Inc. to RBC Capital Markets, LLC.

2. Significant Accounting Policies.

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

Date of management's review:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 23, 2012, the date that the financial statements were available to be issued.

Security transactions:

Securities transactions in regular-way trades are recorded on the trade date with related commission income and expense reported on a trade date basis. Investment advisor fees are received quarterly and recognized as income on a quarterly basis.

Inventory:

Marketable bonds and securities are carried at market value, with unrealized gains and losses reflected in income, are held by the clearing broker, and are collateral for the margin loan from the clearing broker (see Note 1, Notes to Financial Statements).

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation of leasehold improvements, furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is also provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

There are no timing differences. Therefore, no deferred income taxes have been provided.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $292,331, which was $192,331 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .73 to 1.

4. Leases.

The Company's office is in Honolulu, Hawaii. They had a lease for that office which expired on August 31, 2011. The Company is currently on a month to month status with no long term lease. The current monthly rent is $4,818. In addition to the basic rent, the Company pays other costs associated with their office such as utilities, maintenance, and excise tax.

5. Transfer of Stock Ownership.

If any stockholder during his lifetime shall desire to sell his shares of stock of the Company, the Company shall have the first right of exercise of the option to purchase the stocks, except that as to shares owned by any director of the Company, the restrictions and procedure shall not apply as to any transaction between any of the Directors. Upon the death of any stockholder, the Company shall purchase all, and not less than all, of the deceased stockholder's shares of stock of the Company then owned by such stockholder at book value.

6. Income Tax and a Net Operating Loss Carryforward.

On April 1, 2011 the Company had a net operating loss carryforward of $209,913 for Federal income tax and none for the State of Hawaii. For the current year There was a net loss of $222,073 for Federal tax purposes and $205,894 for Hawaii State franchise taxes. This resulted in a federal net operating loss carryforward of $431,986 and $162,641 for Hawaii tax after $43,253 of losses were carried back to the prior year. The loss carryforward may be used to offset future taxable income. The loss resulted in no Federal income tax and a Hawaii Franchise tax carryback refund of $3,426 for the year ended March 31, 2012.

The Association's tax filings are subject to audit by various taxing authorities. The Association's Federal income tax returns for the years ended March 31, 2010, 2011, and 2012 remain open to examination by the Internal Revenue Service; State Franchise tax returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Association's tax provisions and accruals, the Association believes that its estimates are appropriate based on current facts and circumstances.

7. Complaint Filed Against The Firm.

A complaint was filed by a client against the firm with FINRA alleging that the firm mismanaged the client's investments resulting in investment losses. They also filed a lawsuit against the firm based on the same allegations. The firm maintains that nothing improper was done and that the losses suffered by the client were a result of general market conditions. Legal fees expense for the period were related to the defense of this complaint. In September 2011 the firm and the client agreed to a full and final settlement of all claims for $80,000 with no admission of liability by the firm. The FINRA complaint was also dismissed.

FIRST HONOLULU SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2012

Total capital (from Statement of Financial Condition)	$	411,719
Less: Leasehold improvements, furniture and equipment and other assets		12,384
Net capital before haircuts on securities positions	$	399,335
Haircuts on securities		107,004
Net Capital	$	292,331
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	14,303
Minimum dollar net capital	$	100,000
Net capital requirements (greater of above amounts)	$	100,000
Excess of net capital	$	192,331
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	214,539
Percentage of aggregate indebtedness to net capital		.73%

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2012

Credit balance in customers' security accounts	$	-0-
Debit balance		-0-
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of March 31, 2012 and the computation presented.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3 MARCH 31, 2012

First Honolulu Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

FOR THE YEAR ENDED MARCH 31, 2012

Net capital per respondent's most recent X-17A-5, Part II		$ 249,935
Adjustment for:		
Increase in:		
Non allowable assets	(3,426)	(3,426)
Decrease in:		
Litigation expense	40,000	
State franchise tax expense	3,426	
Haircuts on securities	2,396	45,822
Total Adjustments		42,396
Net capital per audited financial statements		$ 292,331

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, HI 96813-3716

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by First Honolulu Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SPIC and solely to assist you and the other specified parties in evaluating First Honolulu Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Honolulu Securities, Inc.'s management is responsible for the First Honolulu Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the check register and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, working papers and monthly reports from the clearing broker noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



May 23, 2012

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
First Honolulu Securities, Inc.
Honolulu, Hawaii

In planning and performing my audit of the financial statements of First Honolulu Securities, Inc. (the Company), as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on the timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe thana material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

May 23, 2012